Pricing Term Sheet
Filed Pursuant to Rule 433(d)
Registration Statement No. 333-254615
September 14, 2022

Issuer:	Wisconsin Electric Power Company
Security:	4.75% Debentures due September 30, 2032
Principal Amount:	$500,000,000
Maturity:	September 30, 2032
Coupon:	4.75%
Initial Price to Public:	99.794% per Debenture
Yield to Maturity:	4.776%
Spread to Benchmark Treasury:	135 basis points
Benchmark Treasury:	UST 2.750% due August 15, 2032
Benchmark Treasury Yield:	3.426%
Interest Payment Dates:	March 30 and September 30, commencing March 30, 2023
Redemption Provisions:	Prior to June, 30, 2032 (the date that is 3 months prior to the maturity date, which is referred to herein as the “Par Call Date”), the Debentures will be redeemable at the option of the Issuer, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Debentures matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, as defined in the preliminary prospectus supplement of the Issuer dated the date hereof, plus 25 basis points less (b) interest accrued to, but not including, the date of redemption; and (2) 100% of the principal amount of the Debentures to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but not including, the redemption date. On or after the Par Call Date, the Issuer may redeem the Debentures, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Debentures being redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date.
Trade Date:	September 14, 2022
Expected Settlement Date:	September 22, 2022 (T+6)
Expected Ratings*
(Moody’s/S&P/Fitch):	A2 (Stable) / A- (Stable) / A+ (Stable)
CUSIP/ISIN:	976656 CN6 / US976656CN66
Joint Book-Running Managers:	BMO Capital Markets Corp.
BofA Securities, Inc.
RBC Capital Markets, LLC
Scotia Capital (USA) Inc.

Co-Managers:	Siebert Williams Shank & Co., LLC
Samuel A. Ramirez & Company, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BMO Capital Markets Corp. collect at 1-212-728-1500, BofA Securities, Inc. toll-free at 1-800-294-1322 or emailing to dg.prospectus_requests@bofa.com, RBC Capital Markets, LLC toll-free at 1-866-375-6829 or Scotia Capital (USA) Inc. toll-free at 1-800-372-3930.